File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP



7 June 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.



7 June 2005

Preliminary Results for the year to 31 March 2005

SATISFACTORY GROUP RESULTS

Financial and operating highlights

Group

- Turnover up 3.3% to £2,081.2m (£2,015.1m)
- PBITA* down 0.5% to £438.6m (£440.6m) but up 6.7% before incremental pension charges; PBIT of £393.7m (£422.4m)
- Profit* before tax and goodwill amortisation down 3.8% to £262.2m (£272.6m)
- Net exceptional charge of £14.8m (profit of £11.6m); PBT of £217.3m (£254.4m)
- Adjusted basic EPS** down 9.4% to 55.6p (61.4p); Basic EPS of 40.3p (53.5p)
- Full year dividend increased by 3.1% to 48.51p (47.04p)
- Net debt £2,890m (£2,749m); interest costs up £8.4m to £176.4m

Water and sewerage

- Turnover up 6.1% to £1,015.1m (£956.7m)
- PBITA* up 0.6% to £339.9m (£337.9m); up 7.0% before incremental pension charges
- Exceptional restructuring costs £13.0m and profit from fixed asset sales £7.6m (profit from fixed asset sales £19.8m); PBIT of £334.5m (£356.4m)
- AMP3 regulatory outputs delivered; £452m of capital investment

Waste management

- Turnover up 10.0% to £696.3m (£633.1m)
- Turnover from Collection up 9.3%, Landfill up 9.9%, Special Waste up 11.6% and Belgium up 12.8%
- PBITA* up 5.3% to £83.4m (£79.2m) up 10.5% before incremental pension charges; PBIT of £60.5m (£47.0m)

Laboratories

- Turnover down 4.4% to £162.6m (£170.1m)
- PBITA* down 30.9% to £15.0m (£21.7m), down 28.1% before incremental pension charges; PBIT of £10.9m (£17.7m)
- Excluding the impact of exchange rates, Laboratories' PBITA* down 26.7%; down 24.0% before incremental pension charges

Water Purification and Operating Services, including Aquafin

- Turnover down 1.4% to £208.1m (£211.1m)
- PBITA* up 16.5% to £19.8m (£17.0m), up 20.0% before incremental pension charges
- Excluding the impact of exchange rates and the associate Aquafin, Water Purification and Operating Services' PBITA* up 52.4%. Up 61.9% before incremental pension charges
- PBITA* from Aquafin £10.7m (£10.7m)
- Exceptional profit on sale of associated company £4.3m; PBIT of £21.0m (£13.8m)

Other businesses

- Includes Systems, Property, Engineering consultancy and Insurance. Turnover down 41.0% to £86.8m (£147.1m); PBITA* £4.8m (£5.5m)
- Systems' turnover down 16.0% to £53.4m (£63.6m); PBITA* loss £1.6m (profit £2.3m)
- Property, Engineering consultancy and Insurance turnover down 60.0% to £33.4m (£83.5m); with PBITA* £6.4m (£3.2m), of which Property contributed turnover of £13.8m (£58.3m) and PBITA* of £11.4m (£8.9m)
- Exceptional charge on termination of operations £13.7m. PBIT loss of £8.9m (profit £8.2m)

* excluding exceptional items ** excluding exceptional items and deferred tax

Sir John Egan, Chairman Severn Trent Plc, said:

"We have delivered an overall satisfactory result for 2004/05. The businesses are in overall good shape and the Board's confidence is reflected in our final year dividend increase of 3.5%. We have also advanced our dividend payment by one month to 31 August."

"We are determined to ensure that customers get the benefit of high quality and cost effective services while investors receive an appropriate return."

"We intend to maintain, as a minimum, dividends in real terms at least up to 2009/10. Our objective is of course to do better than that with real growth over the AMP4 period."

Colin Matthews, Group Chief Executive Severn Trent Plc, said:

"After four months as Group Chief Executive I can lay out the top two priorities for myself and my management team. The first is to deliver the operational performance required by the regulatory settlement for Severn Trent Water from 2005 to 2010. The second is to build on our waste company's operational success story by re-focusing on organic growth and return on investment."

"We are already analysing and scrutinising all our businesses in great detail both to ensure continual improvement but also to be certain we can demonstrate their value to the Group as a whole going forward."

Enquiries:

Colin Matthews Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4947
Mark Wilson Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4267
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Julian Wais Head of Investor Relations	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4295
Simon Holberton	Brunswick Group Ltd	020 7404 5959

Preliminary Results Presentation and Webcast

There will be a preliminary results presentation at 9.30am on Tuesday 7 June 2005. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

Chairman's statement

In this Preliminary Results announcement: PBIT is profit before interest and tax; PBITA is profit before interest, tax and goodwill amortisation; PBITA is PBITA excluding exceptional items; sales margins are based on PBITA*.*

Overall, the Severn Trent Group has delivered a satisfactory performance in 2004/05, with Group profit before tax, goodwill amortisation and exceptional items at £262.2m, a decrease of 3.8% after incremental pension charges of £31.3m. Group profit before tax and exceptional items was £232.1m (£242.8m) and Group profit before tax was £217.3m (£254.4m).

Severn Trent Water continues to manage its costs actively and turnover benefited from the interim price determination awarded in 2003. Its PBITA* was up 0.6% to £339.9m after incremental pension charges of £21.7m. Biffa's results include a full year's contribution from the acquisition of Hales. Its PBITA* was up 5.3% to £83.4m after incremental pension charges of £4.1m. Laboratories' PBITA* was down 30.9% to £15.0m after incremental pension charges of £0.6m. Excluding the impact of exchange rates, Laboratories' PBITA* was down 26.7%. Water Purification and Operating Services' PBITA* was up 16.5% to £19.8m after incremental pension charges of £0.6m. The Group's Belgian associate Aquafin contributed £10.7m (£10.7m) to PBITA*. Excluding the impact of exchange rates, Water Purification and Operating Services' PBITA* was up 20.6%. Overall, Systems, Property, Engineering consultancy and Insurance PBITA* decreased to £4.8m (£5.5m).

There was a net exceptional charge of £14.8m in the year, representing a £13.0m charge for redundancy costs arising from Severn Trent Water's plans to meet the efficiency targets set in the AMP4 price review; a £13.7m charge relating to the closures of the Engineering consultancy business and of certain Systems businesses; offset by a £4.3m profit from the sale of the Group's interest in an associated company in Portugal; and a profit of £7.6m from the sale of fixed assets in Water and sewerage.

Dividend

The Board is proposing a final dividend of 30.30p (29.27p) up 3.5%, in line with the Board's dividend policy to maintain, as a minimum, Group dividends in real terms at least up to 2009/10. This would give a total dividend for the year of 48.51p, an increase of 3.1%. The final dividend payment date has been advanced by one month from last year and that dividend will now be paid on 31 August.

Operational Review

Water and sewerage

Turnover from water and sewerage increased by 6.1% to £1,015.1m. Of this, £999.3m arises in Severn Trent Water, an increase of 5.7%, from an allowed increase in charges, including inflation, of 4.7%. Severn Trent Water earned additional turnover from a number of sources including increased consumption and improved billing following the introduction of a new billing system. The new business ventures also showed further growth up to £15.8m (£11.6m).

PBITA* was up 0.6% to £339.9m after incremental pension charges of £21.7m. PBIT excluding exceptional items was £339.9m (£336.6m). Including an exceptional charge for restructuring costs of £13.0m and an exceptional profit from the sale of fixed assets of £7.6m (exceptional profit from the sale of fixed assets of £19.8m), PBIT was £334.5m (£356.4m).

Severn Trent Water anticipated operating cost increases in the final year of AMP3 arising both from the completion of the AMP3 programme and from the incremental pension charges. Operating costs have arisen in accordance with those expectations partly offset by Severn Trent Water's continued progress on delivering operating cost efficiencies.

Direct operating costs in 2004/05 (excluding corporate management charges) of Severn Trent Water were £420.1m, an increase of £41.8m. This reflected a real increase of £29.7m after the incremental pension charges, or £8.0m before such charges.

Severn Trent Water continued to deliver efficiencies against its investment programme for the five-year period 2000/01 to 2004/05. The approximate £2 bn programme delivered average capex efficiencies over the AMP3 period of around 5% as measured against the RPI index or around 13% as measured against the Construction Output Price Index. In 2004/05, approximately £452m was invested; the AMP3 regulatory outputs have been delivered. Severn Trent Water believes that the timely and complete delivery of its capital programme is part of its regulatory contract and its obligations to customers. Severn Trent Water has continued to deliver high levels of performance in terms of customer service and drinking water and wastewater quality, and was one of the five WASCS to receive an overall performance assessment award in the Final Determination.

As previously announced on 20 January 2005, Severn Trent Water accepted Ofwat's Final Price Determination for 2005-2010. Ofwat's publication "Future water and sewerage charges 2005-2010, Final Determination" includes much information but for convenience we highlight only certain matters. Ofwat's financial projections, prepared under Regulatory Accounting Guidelines, which underpin the price limits, include the following five year aggregates (2005-10) in 2002/03 prices: turnover £5,482m, operating costs £2,062m, infrastructure renewals charge £394m, current cost depreciation £1,199m, Return on capital (including financeability and Overall Performance Assessment (OPA) enhancement) £1,476m and taxation £351m. The year-average regulatory capital value 'RCV' for each year 2005/06 to 2009/10, re-calibrated to 2002/3 average prices, (which is the RCV used for price setting), is:

£m (2002-03 financial year average prices)	2005-06	2006-07	2007-08	2008-09	2009-10
Regulatory capital value year-average	4,760	4,851	4,977	5,080	5,172

The fully post tax weighted average cost of capital used to set prices was 5.1%. Ofwat enhanced this return by the OPA award noted above, of a 0.1% increment to K in 2005/6 and a financing adjustment largely to be received in the last 2 years 2008/9 and 2009/10, in accordance with the Ofwat methodology. The methodology provides for projected taxation to be reimbursed through K on a cash paid basis, leading to a lag in revenue particularly in the first year whilst the tax charge is rising.

Ofwat's Determination assumes (in common with all other WASC's) an opening gearing level, net debt to RCV, of 55% for 2005/06 and calculates for Severn Trent Water that this opening assumed gearing would increase to 58% by 31 March 2010. Actual gearing for Severn Trent Water at 31 March 2005, net debt to RCV, was 47.7%.

The Determination also included the latest relative efficiency analysis and identified leading companies. Severn Trent Water was identified as being at the Efficiency Frontier for sewerage capital expenditure and within 5% of the Efficiency Frontier for water and sewerage operating expenditure and for water capital expenditure. Consequently, it was at or close to the efficiency frontier in all the four defined efficiency areas for overall capital and operating expenditure.

Waste management

Waste management's turnover increased by 10.0% to £696.3m. Turnover in the UK increased by 9.7% to £629.5m, while Belgian turnover increased by 12.8% to £66.8m.

Biffa's PBITA* (including Biffa Belgium) was up 5.3% to £83.4m. Goodwill amortisation was £22.9m (£21.3m). There was no exceptional charge (£10.9m). PBIT was £60.5m (£47.0m).

There was an incremental pension charge of £4.1m for waste management in 2004/05 to reflect the valuation of pension schemes (see Financial Review - pensions).

Biffa completed the integration process of Hales in August 2004, ahead of schedule. No further integration costs were incurred during the year. The planned annualised synergies from combining Hales with Biffa of £7.5m are being delivered.

In 2004/05, Collection turnover in the UK increased to £394.2m (£360.6m). The Collection division contributed a PBITA* of £54.0m (£51.6m), up 4.7%. Sales margins were lower at 13.7% (14.3%) in part reflecting the inclusion of the lower margin Hales business.

Landfill turnover in the UK was up 9.9% to £179.3m. PBITA* from the Landfill division was up 13.8% to £38.7m (£34.0m). Landfill volumes were up by around 5%. Unit revenues (excluding Landfill Tax) were up by around 5%.

The Special Waste division in the UK, which includes the important power generation activity, delivered an 11.6% increase in turnover to £56.0m and contributed PBITA* of £8.2m (£7.0m). Biffa has interests in around 101MW of electricity generation in the UK (including from Biffa sites leased to third parties).

In Belgium, turnover increased by 12.8% to £66.8m. Biffa Belgium's PBITA* was £3.3m (£3.2m).

Laboratories

Turnover in Laboratories was down 4.4% to £162.6m, but excluding the impact of exchange rates turnover increased by 2.7%. Turnover in the USA (in US$) was up by 1.9% and turnover in the UK (in £) was up by 6.4%. Around 82% of Laboratories' turnover arose in the USA.

Laboratories' PBITA* decreased by 30.9% to £15.0m (£21.7m). Excluding the impact of exchange rates, PBITA* decreased by 26.7%, or decreased 24.0% before incremental pension charges of £0.6m. Goodwill amortisation was £4.1m (£4.0m). PBIT was £10.9m (£17.7m).

Laboratories' sales margin decreased to 9.2% (12.8%). Market conditions in the US are challenging mainly because lower Federal environmental spending is driving pricing pressure within the US environmental testing market. This was only partially offset by a strong performance from UK Laboratories.

Water Purification and Operating Services

Turnover from Water Purification and Operating Services decreased by 1.4% to £208.1m, but excluding the impact of exchange rates turnover increased by 5.2%.

Water Purification and Operating Services contributed a PBITA* of £19.8m (£17.0m) up 16.5%. Excluding the impact of exchange rates, PBITA* increased by 20.6% or increased 24.1% before incremental pension charges of £0.6m. Goodwill amortisation was £3.1m (£3.2m). Including an exceptional credit of £4.3m (£nil) in respect of the disposal of an investment in an associated company, PBIT was £21.0m (£13.8m).

Water Purification's turnover was down by 7.5% to £76.7m, but excluding the impact of exchange rates turnover was down by around 1%.

Turnover in Operating Services increased by 2.5% to £131.4m, but excluding the impact of exchange rates turnover was up by around 9%. Over half of this arose in the US based Contract Operations business whose turnover in US $ increased by 9%. Operating Services includes the results of Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders, and which contributed PBITA of £10.7m (£10.7m).

The UK Ministry of Defence awarded a 25 year PFI contract worth approximately £1 bn to a consortium between Severn Trent Water International and Costain, called Coast to Coast Water. This ground-breaking deal – called Project Aquatrine (Package C) – is for the provision of water and wastewater services to MoD sites in England. Project Aquatrine commenced on 30 March 2005.

Other businesses: Systems, Property, Engineering consultancy and Insurance

Total turnover for Systems decreased to £53.4m (£63.6m). Systems' PBITA* was a loss of £1.6m (profit of £2.3m). Its PBIT was a loss of £11.2m (profit of £5.0m) after an exceptional charge of £9.6m (exceptional credit of £2.7m). The charge arises from both the closure of the US CIS business (Systems will continue to market CIS and service existing clients from the UK), and the termination of external sales of the UK IT Service business, which will be refocused entirely to provide solutions to internal Group companies. The exceptional charge includes £8.8m relating to goodwill that had previously been written off directly to reserves.

Total turnover from Property, Engineering consultancy and Insurance was £33.4m (£83.5m) generating PBITA* of £6.4m (£3.2m). This increase in profits reflects the disposal of the Group's interest in the development at Thorpe Park, Leeds. After an exceptional charge of £4.1m arising from the termination of external sales of the Group's Engineering consultancy business, PBIT was £2.3m (£3.2m). The exceptional charge includes £1.1m relating to goodwill that had previously been written off directly to reserves.

The aggregate incremental pension charges for the Other businesses amounted to £2.5m.

Financial Review

Group Results

Group turnover was £2,081.2m (£2,015.1m), an increase of 3.3% over last year. The growth in turnover was mainly due to the contributions of Severn Trent Water and Biffa which were partially offset by exchange rate impacts in Laboratories and Services and lower activity in Property.

Group profit before interest, tax, goodwill amortisation and exceptional items was down 0.5% to £438.6m (£440.6m).

Goodwill amortisation was £30.1m (£29.8m). There was a net exceptional charge of £14.8m (profit of £11.6m) - see below.

Group profit before interest, tax and exceptional items was £408.5m (£410.8m). Group profit before interest and tax was £393.7m (£422.4m).

After net interest charges of £176.4m (£168.0m), Group profit before tax, goodwill amortisation and exceptional items was down 3.8% to £262.2m (£272.6m). Group profit before tax and exceptional items was £232.1m (£242.8m), a decrease of 4.4%. Group profit before tax was £217.3m (£254.4m).

The total tax charge for the year was £77.8m (£69.6m) of which current tax represented £40.9m (£33.3m) and deferred tax was £36.9m (£36.3m). Minority interests were £0.7m (£0.7m). Profit after tax and minority interests was £138.8m (£184.1m).

Earnings per share, adjusted to exclude exceptional items and deferred tax, decreased by 9.4% to 55.6p (61.4p) as a result of increased pensions, interest and tax charges. Basic earnings per share are 40.3p (53.5p).

Operating activities generated a net cash inflow of £699.2m (£733.1m). The main cash outflows were capital expenditure and financial investment of £483.1m (£484.3m), equity dividends of £162.0m (£157.7m) and net financing costs of £151.3m (£148.3m). The increase in net debt was £140.9m (£243.5m).

Net debt at 31 March 2005 was £2,890.0m (£2,749.1m). Year end balance sheet gearing is 57% (55%), and the Severn Trent Water net debt to RCV is 48% (49%). The Group's net interest charge was covered 4.3 times (4.4 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items, and 2.3 times (2.4 times) PBIT before exceptionals.

Exceptional items

There was a net exceptional charge in the year of £14.8m, which reduced net assets by £4.9m. The loss comprised the net of:

- a charge of £13.0m for redundancy costs in Severn Trent Water in relation to planned manpower reductions arising from the AMP4 price review;

- a charge of £13.7m, of which £9.9m relates to goodwill previously written off to reserves, resulting from the closure of Systems' US CIS business and the termination of external sales from Systems' UK IT Services business and Engineering consultancy;

- a £4.3m credit from the disposal of the Group's investment in an associated company in Portugal; and

- a £7.6m credit from the profit on sale of fixed assets in Severn Trent Water.

In 2003/04 there was an exceptional profit of £11.6m comprising the net of a £19.8m profit on the sale of fixed assets, arising from the sale of land and property by Severn Trent Water; a £2.7m credit from the release of part of the exceptional charge made in 2001/02 in respect of certain of Systems' CIS-OpenVision contracts in the USA; and a charge of £10.9m in waste management for Hales' integration costs.

Taxation

The charge for current tax was £40.9m (£33.3m), of which £1.0m (£2.4m) was attributable to exceptional items. The current tax charge of £39.9m attributable to profit after interest and goodwill amortisation but before exceptional items is an effective rate of 17.2% (12.7%). The current tax rate has benefited from an adjustment in respect of prior periods.

Pensions

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations to determine the pension charge in the Group's accounts. This principle has been followed in determining the Group's pension charge for 2004/05.

The Group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations have been undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme, as at 31 March 2004. As a result of these valuations there are incremental pension charges of £31.3m for the Group in 2004/05.

On an FRS17 basis, the estimated net position (before deferred tax) of all of the Group's defined benefit pension schemes and the Group's unfunded pension liabilities for senior staff was a deficit of approximately £309m as at 31 March 2005. This compares to a deficit of approximately £368m as at 31 March 2004 with the value of assets increasing over the last year by a greater amount than the value of liabilities. Net of deferred tax, the estimated net deficit on an FRS17 basis as at 31 March 2005 was approximately £217m. On an FRS17 basis, the funding level has improved from around 72% at 31 March 2004 to around 78% at 31 March 2005.

As at 31 March 2005 the Group's defined benefit pension schemes had total assets of approximately £1,079m, of which around 69% was invested in equities.

Treasury management

The Group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2005, interest rates for some 66% of the Group's net debt of £2,890.0m were so fixed at a weighted average interest rate of 6% for a weighted average period of 17.4 years.

Exchange rates

Approximately 3.1% of the Group's PBITA* and 1.9% of its net operating assets are denominated in US Dollars and approximately 3.6% of its PBITA* and 0.7% of its net operating assets are denominated in Euros. The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

International Accounting Standards

The Group continues to prepare for the adoption of IAS in 2005/06. Significant changes are expected to arise for the accounting treatment of retirement benefits, fixed assets and renewals accounting, deferred tax, dividends, goodwill and financial instruments. It is expected that the overall net impact will be to reduce net assets and increase earnings volatility. Further details will be made available on 19 September 2005.

Supplementary Information

For supplementary information, including the Group's preliminary results presentation, see the Severn Trent web site (www.severntrent.com).

Outlook

The finalisation of the AMP4 Determination provides greater certainty for Severn Trent Water going forward and sets challenging but clear financial and service targets, which the Company is well positioned to deliver. Biffa anticipates organic growth within the competitive waste sector in the UK as a result of its technology, its scale and through new opportunities driven by waste legislation. Continued reduced Federal spending on the environment is expected to continue the difficult market conditions for Laboratories in the US in 2005/6. The UK market for Laboratories is expected to remain strong. The Services business is expected to continue to grow in line with favourable market conditions.

The objective over the next five years is to ensure customers in the Group's regulated and non-regulated businesses get the benefits of high quality and cost effective services while ensuring that investors receive an appropriate return.

The Group is highly focused on improving operational performance and management is already analysing and scrutinising all the businesses in greater detail both to ensure continual improvement but also to be certain that management can demonstrate the businesses' value to the Group as a whole going forward.

The Board of Severn Trent Plc intends to maintain, as a minimum, Group dividends in real terms at least up to 2009/10. Shareholders can be confident in this as a dividend 'floor' for the next five years. The objective is of course to do better with real growth over the AMP4 period.

Sir John Egan
Chairman

Group profit and loss account
Year ended 31 March 2005

	Notes	2005 £m	2004 £m
Turnover: group and share of joint ventures		**2,084.2**	2,018.5
Less: share of joint ventures' turnover		**(3.0)**	(3.4)
Group turnover	2	**2,081.2**	2,015.1
Operating costs before goodwill amortisation and exceptional items		**(1,654.3)**	(1,586.4)
Goodwill amortisation	2	**(30.1)**	(29.8)
Exceptional restructuring costs	2&3	**(13.0)**	-
Exceptional integration costs	2&3	-	(10.9)
Exceptional provision release	2&3	-	2.7
Total operating costs		**(1,697.4)**	(1,624.4)
Group operating profit		**383.8**	390.7
Share of operating profit of joint ventures and associates		**11.7**	11.9
Exceptional net loss on sale and termination of operations	3&4	**(9.4)**	-
Exceptional profit on disposal of fixed assets	2&3	**7.6**	19.8
Profit before interest, goodwill amortisation and exceptional items	2	**438.6**	440.6
Goodwill amortisation	2	**(30.1)**	(29.8)
Profit before interest and exceptional items	2	**408.5**	410.8
Exceptional items	2&3	**(14.8)**	11.6
Profit before interest	2	**393.7**	422.4
Net interest payable		**(176.4)**	(168.0)
Profit after interest before goodwill amortisation and exceptional items		**262.2**	272.6
Goodwill amortisation	2	**(30.1)**	(29.8)
Profit after interest before exceptional items		**232.1**	242.8
Exceptional items	2&3	**(14.8)**	11.6
Profit on ordinary activities before taxation		**217.3**	254.4
Taxation on profit on ordinary activities - current tax	5	**(40.9)**	(33.3)
- deferred tax	5	**(36.9)**	(36.3)
Total taxation	5	**(77.8)**	(69.6)
Profit on ordinary activities after taxation		**139.5**	184.8
Equity minority interests		**(0.7)**	(0.7)
Profit for the financial year		**138.8**	184.1
Dividends	6	**(167.4)**	(162.0)
Retained (loss)/profit for the financial year		**(28.6)**	22.1
Earnings per share (pence)			
Basic	7	**40.3**	53.5
Diluted	7	**40.0**	53.3
Adjusted basic before exceptional items and deferred tax	7	**55.6**	61.4
Adjusted diluted before exceptional items and deferred tax	7	**55.2**	61.2

There is no difference between the profit on ordinary activities before taxation and the retained (loss)/profit for the financial years stated above, and their historical cost equivalents.

Group balance sheet
At 31 March 2005

	2005	2004 Restated
Fixed assets	**£m**	£m
Intangible assets		
Goodwill	**469.5**	497.6
Other intangible assets	**14.2**	-
Tangible assets	**5,440.6**	5,278.0
Investments in joint ventures:		
Share of gross assets	**5.8**	7.2
Share of gross liabilities	**(7.0)**	(6.5)
Loans to joint ventures	**10.7**	8.9
	9.5	9.6
Investments in associates	**16.3**	17.7
Other investments	**0.7**	1.0
Total Investments	**26.5**	28.3
	5,950.8	5,803.9
Current assets		
Stocks	**66.0**	80.4
Debtors	**499.4**	452.8
Short-term deposits	**40.4**	70.8
Cash at bank and in hand	**50.4**	44.5
	656.2	648.5
Creditors: amounts falling due within one year	**(1,225.5)**	(1,223.7)
Net current liabilities	**(569.3)**	(575.2)
Total assets less current liabilities	**5,381.5**	5,228.7
Creditors: amounts falling due after more than one year	**(2,557.3)**	(2,440.6)
Provisions for liabilities and charges		
Deferred tax	**(499.8)**	(462.9)
Other provisions	**(124.4)**	(109.1)
	(624.2)	(572.0)
Net assets	**2,200.0**	2,216.1
Capital and reserves		
Called up share capital	**225.8**	225.2
Share premium account	**38.4**	33.5
Capital redemption reserve	**156.1**	156.1
Profit and loss account	**1,777.8**	1,798.9
Total equity shareholders' funds	**2,198.1**	2,213.7
Minority shareholders' interest (equity)	**1.9**	2.4
	2,200.0	2,216.1

Group cash flow statement
Year ended 31 March 2005

	Notes	2005 £m	2005 £m	2004 Restated £m	2004 Restated £m
Net cash inflow from operating activities	9		**699.2**		733.1
Dividends received from associates and joint ventures			**3.5**		1.9
Returns on investments and servicing of finance			**(151.3)**		(148.3)
Taxation			**(36.5)**		(19.5)
Capital expenditure and financial investment			**(483.1)**		(484.3)
Acquisitions and disposals			**3.4**		(170.6)
Equity dividends paid			**(162.0)**		(157.7)
Net cash outflow before use of liquid resources and financing			**(126.8)**		(245.4)
Management of liquid resources			**30.4**		(45.2)
Financing					
Increase in debt		**106.1**		283.1	
Issue of shares		**5.5**		5.6	
Shares purchased by employee share trust		**(4.1)**		(3.2)	
			107.5		285.5
Increase/(decrease) in cash			**11.1**		(5.1)

Reconciliation of net cash flow to movement in net debt

	Notes	2005 £m	2005 £m	2004 £m	2004 £m
Increase/(decrease) in cash (as above)		**11.1**		(5.1)	
Cash flow from movement in net debt and financing		**(106.1)**		(283.1)	
Cash flow from movement in liquid resources		**(30.4)**		45.2	
Change in net debt resulting from cash flows			**(125.4)**		(243.0)
Net cash assumed with acquisitions			**-**		0.3
Movement in rolled up interest on finance leases			**(7.5)**		2.2
Currency translation differences			**0.7**		6.0
Other non cash items			**(8.7)**		(9.0)
Increase in net debt			**(140.9)**		(243.5)
Opening net debt			**(2,749.1)**		(2,505.6)
Closing net debt	8		**(2,890.0)**		(2,749.1)

Statement of total recognised gains and losses
Year ended 31 March 2005

	2005	2004
	£m	£m
Profit for the financial year - group	**137.0**	182.1
- joint ventures	**0.1**	0.6
- associates	**1.7**	1.4
Total profit for the financial year	**138.8**	184.1
Exchange movement on translation of overseas results and net assets	**(4.0)**	(35.6)
Translation differences on foreign currency hedging	**0.8**	10.3
Tax on translation difference on foreign currency hedging	**(0.2)**	(3.1)
Total recognised gains and losses for the year	**135.4**	155.7

Reconciliation of movements in shareholders' funds

	2005	2004 Restated
	£m	£m
Opening shareholders' funds as previously reported	**2,216.9**	2,217.6
Prior year adjustment (see note 1)	**(3.2)**	(1.2)
Opening equity shareholders' funds as restated	**2,213.7**	2,216.4
Profit for the financial year	**138.8**	184.1
Dividends	**(167.4)**	(162.0)
Retained (loss)/profit for the financial year	**(28.6)**	22.1
Other recognised gains and losses relating to the year	**(3.4)**	(28.4)
Goodwill previously written off to reserves, taken to profit and loss account on termination of operations (see note 4)	**10.7**	-
Shares issued	**5.5**	5.6
Own shares purchased	**(4.1)**	(3.2)
Credit arising from own shares charge	**4.3**	1.2
Net reduction in shareholders' funds	**(15.6)**	(2.7)
Closing equity shareholders' funds	**2,198.1**	2,213.7

Notes

1 Basis of preparation

The results for the year ended 31 March 2005 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2004, as set out in the financial statements of the Group except that the Group has adopted UITF38 – "Accounting for ESOP Trusts" and UITF17 – "Employee Share Schemes" (revised 2003). The Group balance sheet incorporates the shares held by the Severn Trent Employee Share Ownership Trust (the Trust) which have not vested unconditionally at the balance sheet date. In line with UITF38, the consideration paid for these shares is shown as a deduction in arriving at shareholders' funds whereas previously such shares were included within investments. The prior year figures have been restated accordingly. A deduction of £1.2 million has been made to opening reserves at 31 March 2003. At 31 March 2004, this has led to a £3.2 million reduction in the value of investments in the Group balance sheet, with a corresponding reduction in shareholders' funds. In addition £3.2 million spent purchasing shares in 2003/04 has been reclassified in the cash flow statement from Capital expenditure and financial investment to Financing.

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2005. These audited statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2004, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis

Analysis of turnover and profit before interest by geographical origin and type of business

In previous years, Laboratories and Water Purification and Operating Services were combined under the heading 'Services' and Systems was disclosed as a separate segment. The directors consider that the segmental disclosure adopted in the current year provides a more useful analysis of the Group's operations.

	United Kingdom		Other-principally USA & Europe		Group	
	2005	2004 Restated	2005	2004 Restated	2005	2004 Restated
	£m	£m	£m	£m	£m	£m
Group turnover						
Water and sewerage	1,015.1	956.7	-	-	1,015.1	956.7
Waste management	629.5	573.9	66.8	59.2	696.3	633.1
Laboratories	30.0	28.2	132.6	141.9	162.6	170.1
Water purification and operating services	32.6	35.4	175.5	175.7	208.1	211.1
Other businesses	76.1	132.0	10.7	15.1	86.8	147.1
Inter segment trading	(86.9)	(102.1)	(0.8)	(0.9)	(87.7)	(103.0)
	1,696.4	1,624.1	384.8	391.0	2,081.2	2,015.1
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	339.9	337.9	-	-	339.9	337.9
Waste management	80.1	76.0	3.3	3.2	83.4	79.2
Laboratories	4.7	4.6	10.3	17.1	15.0	21.7
Water purification and operating services	0.8	-	19.0	17.0	19.8	17.0
Other businesses	8.2	6.6	(3.4)	(1.1)	4.8	5.5
Unrealised profit on inter segment trading	(0.9)	(2.4)	-	-	(0.9)	(2.4)
Corporate overheads	(23.4)	(18.3)	-	-	(23.4)	(18.3)
	409.4	404.4	29.2	36.2	438.6	440.6
Goodwill amortisation	(23.5)	(23.2)	(6.6)	(6.6)	(30.1)	(29.8)
Group profit before interest and exceptional items						
Water and sewerage	339.9	336.6	-	-	339.9	336.6
Waste management	57.3	54.9	3.2	3.0	60.5	57.9
Laboratories	4.0	3.8	6.9	13.9	10.9	17.7
Water purification and operating services	0.8	-	15.9	13.8	16.7	13.8
Other businesses	8.2	6.6	(3.4)	(1.1)	4.8	5.5
Unrealised profit on inter segment trading	(0.9)	(2.4)	-	-	(0.9)	(2.4)
Corporate overheads	(23.4)	(18.3)	-	-	(23.4)	(18.3)
	385.9	381.2	22.6	29.6	408.5	410.8
Exceptional items						
Exceptional restructuring costs-Water and sewerage	(13.0)	-	-	-	(13.0)	-
Exceptional profit on disposal of fixed assets-Water and sewerage	7.6	19.8	-	-	7.6	19.8
Exceptional integration costs-Waste management	-	(10.9)	-	-	-	(10.9)
Exceptional profit on disposal of associate-Water purification and operating services	-	-	4.3	-	4.3	-
Exceptional contract provision release - Other businesses	-	-	-	2.7	-	2.7
Exceptional loss on termination of operations - Other businesses	(6.6)	-	(7.1)	-	(13.7)	-
	(12.0)	8.9	(2.8)	2.7	(14.8)	11.6
Group profit before interest						
Water and sewerage	334.5	356.4	-	-	334.5	356.4
Waste management	57.3	44.0	3.2	3.0	60.5	47.0
Laboratories	4.0	3.8	6.9	13.9	10.9	17.7
Water purification and operating services	0.8	-	20.2	13.8	21.0	13.8
Other businesses	1.6	6.6	(10.5)	1.6	(8.9)	8.2
Unrealised profit on inter segment trading	(0.9)	(2.4)	-	-	(0.9)	(2.4)
Corporate overheads	(23.4)	(18.3)	-	-	(23.4)	(18.3)
	373.9	390.1	19.8	32.3	393.7	422.4

Turnover by origin and destination do not differ materially.

"Other businesses" comprises Systems, Property, Engineering consultancy and Insurance.

Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other - principally USA & Europe		Group	
	2005	2004 Restated	**2005**	2004 Restated	**2005**	2004 Restated
	£m	£m	**£m**	£m	**£m**	£m
Water and sewerage	**4,866.5**	4,726.1	**-**	-	**4,866.5**	4,726.1
Waste management	**270.2**	257.8	**18.2**	21.4	**288.4**	279.2
Laboratories	**8.3**	-	**57.6**	59.9	**65.9**	59.9
Water purification and operating services	**25.5**	15.5	**66.6**	64.6	**92.1**	80.1
Other businesses	**48.8**	15.0	**(4.7)**	(2.0)	**44.1**	13.0
Net operating assets	**5,219.3**	5,014.4	**137.7**	143.9	**5,357.0**	5,158.3
Goodwill:						
Waste management					**370.2**	390.7
Laboratories					**64.0**	67.8
Water purification and operating services					**35.3**	39.1
Short term deposits, cash, borrowings, taxation and dividends payable					**(3,626.5)**	(3,439.8)
					2,200.0	2,216.1

"Other businesses" comprises Systems, Property, Engineering consultancy and Insurance.

3 Exceptional items

A net exceptional charge of £14.8 million arose in 2004/05. This comprises:

A £13.0 million charge relating to restructuring, an exceptional profit of £7.6 million on disposal of fixed assets and a net loss on disposal and closure of businesses of £9.4 million.

An exceptional charge of £13.0 million arose during 2004/05 relating to restructuring of Severn Trent Water.

The exceptional profit of £7.6 million from the disposal of fixed assets consisted of a £6.1 million profit on sale of land and buildings by Severn Trent Water and a £1.5 million profit on disposal of a fixed asset investment. In addition to this, a net loss on sale and termination of operations of £9.4 million arose. This is further analysed in note 4.

A net exceptional credit arose during 2003/04 of £11.6 million. This is further analysed below.

Exceptional items in 2003/04 comprise a £19.8 million profit from the disposal of fixed assets and a £2.7 million credit from the release of part of an exceptional charge made in 2001/02, offset by a £10.9 million charge for Hales' integration costs.

The exceptional profit on disposal of fixed assets during 2003/04 of £19.8 million relates to the disposal of land and property by Severn Trent Water, which is disclosed on the face of the profit and loss account.

Operating costs in 2003/04 include a £10.9 million charge in respect of integration costs associated with the acquisition of Hales. This is offset by a £2.7 million release of part of the £25.0 million charge made in 2001/02 in respect of certain Systems' CIS-OpenVision contracts in the USA.

4 Net loss on sale and termination of operations

	2005 **£m**	2004 £m
Profit on sale of operations	**4.3**	-
Loss on termination of operations	**(13.7)**	-
	(9.4)	-

The profit on sale of operations arose from the disposal of the Group's interest in its associated undertaking, Indaqua Industria e Gestao de Aguas.

The loss on termination of operations arose from the decision to close one of the Group's US Systems businesses and to cease trading with external customers for the Group's UK IT Services business and its Engineering consultancy business. It includes costs of closure of £3.8 million and goodwill previously written off directly to reserves of £9.9 million.

5 Taxation

	2005 **£m**	2004 £m
Current tax		
UK corporation tax - current year at 30%	**48.4**	39.0
UK corporation tax - prior year	**(12.7)**	(8.3)
Double taxation relief	**(0.4)**	(0.6)
Overseas taxation - current year	**3.2**	1.9
Overseas taxation - prior year	**1.2**	-
Share of taxation charges of joint ventures and associates	**1.2**	1.3
Total current tax	**40.9**	33.3
Deferred tax	**36.9**	36.3
Total tax charge	**77.8**	69.6

Of the current tax charge for 2004/05, £1.0 million (2003/04: £2.4 million) relates to tax charges arising on exceptional items.

The group's current tax charge of £39.9 million (2004: £30.9 million), excluding £1.0 million (2004: £2.4 million) of tax on exceptional items, represents 17.2% (2004: 12.7%) of the group's profit after interest but before exceptional items.

6 Dividends

An interim dividend of 18.21p per ordinary share (2004: 17.77p) was paid on 6 April 2005. The Board is proposing a final dividend of 30.30p per ordinary share (2004: 29.27p) to be paid on 31 August 2005. The shares will be traded 'ex-dividend' with effect from 22 June 2005.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2005 amounts to £167.4 million (2004: £162.0 million).

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees, where the exercise price is less than the average market price of the company's shares during the year.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of exceptional items and deferred tax in both 2005 and 2004. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Year ended 31 March 2005			Year ended 31 March 2004		
	Earnings £m	Weighted average number of shares m	Per share amount pence	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	138.8	344.7	40.3	184.1	343.8	53.5
Effect of dilutive options	-	2.5	(0.3)	-	1.5	(0.2)
Diluted earnings per share	138.8	347.2	40.0	184.1	345.3	53.3
Adjusted earnings per share						
Basic earnings per share	138.8	344.7	40.3	184.1	343.8	53.5
Effect of:						
Exceptional profit on disposal of fixed assets	(7.6)	-	(2.2)	(19.8)	-	(5.8)
Exceptional restructuring costs	13.0	-	3.8	-	-	-
Exceptional integration costs	-	-	-	10.9	-	3.2
Exceptional net loss on sale and termination of operations	9.4	-	2.7	-	-	-
Exceptional contract provision release	-	-	-	(2.7)	-	(0.8)
Tax related to exceptional items	1.0	-	0.3	2.4	-	0.7
Deferred tax	36.9	-	10.7	36.3	-	10.6
Adjusted basic earnings per share before exceptional items and deferred tax	191.5	344.7	55.6	211.2	343.8	61.4
Diluted earnings per share	138.8	347.2	40.0	184.1	345.3	53.3
Effect of:						
Exceptional profit on disposal of fixed assets	(7.6)	-	(2.2)	(19.8)	-	(5.7)
Exceptional restructuring costs	13.0	-	3.8	-	-	-
Exceptional integration costs	-	-	-	10.9	-	3.2
Exceptional net loss on sale and termination of operations	9.4	-	2.7	-	-	-
Exceptional contract provision release	-	-	-	(2.7)	-	(0.8)
Tax related to exceptional items	1.0	-	0.3	2.4	-	0.7
Deferred tax	36.9	-	10.6	36.3	-	10.5
Adjusted diluted earnings per share before exceptional items and deferred tax	191.5	347.2	55.2	211.2	345.3	61.2

8 Analysis of net debt

	2005 £m	2004 £m
Cash at bank and in hand	**50.4**	44.5
Short-term deposits	**40.4**	70.8
Overdrafts	**(26.4)**	(32.1)
Debt due within one year	**(436.6)**	(442.4)
Debt due after one year	**(2,017.2)**	(1,888.7)
Finance leases due within one year	**(23.5)**	(12.4)
Finance leases due after one year	**(477.1)**	(488.8)
Net debt	**(2,890.0)**	(2,749.1)

9 Reconciliation of operating profit to operating cash flows

	2005 £m	2004 £m
Operating profit	**383.8**	390.7
Depreciation charge	**319.9**	299.9
Amortisation of intangibles	**0.2**	-
Amortisation of goodwill	**30.1**	29.8
Deferred income movement	**(1.4)**	(2.1)
Provisions for liabilities and charges	**33.5**	23.1
Utilisation of provisions for liabilities and charges	**(25.5)**	(28.6)
Movement in working capital	**(41.4)**	20.3
Net cash inflow from operating activities	**699.2**	733.1

10 Annual Report

The 2005 Annual Report will be sent to shareholders in late June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

11 Annual General Meeting

The Annual General Meeting will be held at the International Convention Centre, Birmingham, on 26 July 2005 at 11.00am.

12 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).